UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rigetti Computing, Inc.

Full Name of Registrant

Former Name if Applicable

775 Heinz Avenue

Address of Principal Executive Office (Street and Number)

Berkeley, California 94710

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rigetti Computing, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2022 (the “Q3 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period.

As previously disclosed, on November 14, 2022, the audit committee of the Company’s board of directors (the “Audit Committee”), based on the recommendation of, and after consultation with, the Company’s management, and as discussed with BDO USA, LLP (“BDO”), the Company’s independent registered public accounting firm, concluded that the Company’s previously issued unaudited interim condensed consolidated financial statements for the quarters ended March 31, 2022 and June 30, 2022 (the “Affected Financials”), each as previously filed with the SEC, should no longer be relied upon and should be restated due to the matters described below.

At the closing of the Company’s business combination with Supernova Partners Acquisition Company II Ltd. on March 2, 2022 (the “Closing”), (i) 2,479,000 shares of the Company’s common stock, par value of $0.0001 per share (the “Common Stock”), held by Supernova Partners II LLC (the “SPAC Sponsor”) (such shares, the “Promote Sponsor Vesting Shares”) became subject to vesting and are considered unvested and will only vest if, during the five year period following the Closing, the volume weighted average price of the Common Stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days, and (ii) 580,273 shares of Common Stock held by the SPAC Sponsor (“Sponsor Redemption-Based Vesting Shares”) became subject to vesting and considered unvested and will only vest if, during the five year period following the Closing, the volume weighted average price of the Common Stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days (collectively, the Promote Sponsor Vesting Shares and Sponsor Redemption-Based Vesting Shares, “Sponsor Vesting Shares”). Any Sponsor Vesting Shares that remain unvested after the fifth anniversary of the Closing will be forfeited.

The Sponsor Vesting Shares are accounted for as liability classified instruments because the earn-out triggering events that determine the number of Sponsor Vesting Shares to be earned back by the SPAC Sponsor include outcomes that are not solely indexed to the Common Stock. As part of the Company’s accounting for the earn-out liability related to the Sponsor Vesting Shares in connection with the preparation of the financial statements for the third quarter of 2022, the Company evaluated the valuation assumptions utilized in estimating the fair value of the Sponsor Vesting Shares using a Monte Carlo simulation model. During this evaluation, it was determined that the volatility assumption used in the valuation of the earn-out liability related to the Sponsor Vesting Shares, which is based on a weighted average of the volatilities of the trading price of common stock for a group of comparable public companies and the Common Stock and the trading price of the Company’s public warrants, should be revised to include a greater weight for the volatility of the trading price of the Company’s public warrants and should have included such greater weighting in preparation of the Affected Financials. This revised weighting used for the volatility assumption in the estimation of the fair value of the Sponsor Vesting Shares is expected to have the following impact:

•	a decrease in the Earnout Liabilities recorded on the unaudited condensed consolidated balance sheet as of March 31, 2022 and June 30, 2022 included in the Affected Financials;

•

a decrease in the Change in the Fair Value of Earn-out Liability recorded in the unaudited condensed consolidated statements of operations for the periods ended March 31, 2022 and June 30, 2022 included in the Affected Financials;

•

an increase in Net loss and Net loss per share recorded in the unaudited condensed consolidated statements of operations for the periods ended March 31, 2022 and June 30, 2022 included in the Affected Financials; and

•

a decrease in the Fair value of earn-out liability recorded in the unaudited condensed consolidated statements of cash flows as supplemental disclosure of non-cash financing activities for the periods ended March 31, 2022 and June 30, 2022 included in the Affected Financials.

In addition, the Company is completing its analysis with respect to the treatment of additional operating expenses estimated to total approximately $1.6 million in the aggregate relating to electrical utility fees for a portion of the electrical usage at its Berkeley location since 2019 that were not paid and recognized in prior periods. The Company is evaluating how to account for these additional operating expenses, which is expected to include recording an accrual of the estimated additional electric utility fees to be paid to the utility provider in its financial statements for the quarters ended March 31, 2022, and June 30, 2022. and recording operating expenses in its financial statements for the quarter ended September 30, 2022. It is expected that the impact of the additional operating expenses will increase accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheet and research and development expenses, operating expenses, operating loss and net loss recorded in the unaudited condensed consolidated statements of operations in the Affected Financials.

As part of the restatement of the financial statements for the quarters ended March 31, 2022 and June 30, 2022, the Company expects to reflect the correction of an immaterial error related to the valuation of the warrant liability with respect to the warrants issued to Trinity Capital Inc. in the restated financial statements for the quarter ended March 31, 2022, and reverse the prior correction it had previously recorded for such immaterial error in the financial statements for the quarter ended June 30, 2022 in the restated financial statements for such period. In addition, the Company is also reassessing the calculations of fair value for its private warrants that are treated as derivative warrant liabilities for the periods ended March 31, 2022 and June 30, 2022. Any revisions resulting from the reassessment would impact the reported amount of derivative warrant liabilities on the balance sheets and change in fair value of derivative warrant liabilities on the statements of operations. It is possible that additional adjustments may be identified in connection with the Company’s further assessment.

The Company’s management is assessing the effect of the foregoing on the Company’s internal control over financial reporting and disclosure controls and procedures, which may result in a material weakness in its internal control related to the accounting for complex instruments in addition to the Company’s previously reported material weakness in its internal control over financial reporting related to the lack of effective review controls over the accounting for complex warrant instruments, which resulted in its disclosure controls and procedures having been determined to be ineffective in the first quarter of 2022 and the second quarter of 2022, as previously disclosed. It is possible that such assessment may result in the identification of other material weaknesses.

Despite working diligently in an effort to timely file its Q3 Form 10-Q, the Company has been unable to complete all work necessary to timely file its Q3 Form 10-Q, including the determination of all required adjustments thereto and the corresponding impact on the financial statements to be included in the Company’s Q3 Form 10-Q and evaluation of its internal control over financial reporting and disclosure controls and procedures, which is ongoing. The Company expects to file its Q3 Form 10-Q with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Brian Sereda	925	998-6049
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine-months ended September 30, 2022, the Company expects revenue to be slightly decreased for the three months ended September 30, 2022 and slightly increased for the nine-month ended September 30, 2022, compared to the prior year periods. The Company expects total gross profit to be decreased for the three and nine months ended September 30, 2022 compared to prior year periods due to increases in cost of revenue. The Company also expects to report a significant increase in operating expenses on a period-over-period basis due to employee-related costs, expanded investment in research and development efforts, increased expenses related to operating as a public company and an increase in stock compensation related expenses. In addition, the research and development expenses are expected to have a slight increase in connection with additional expenses relating to electricity usage that were not recognized in prior periods as described above. The Company also expects to report a significant increase in net loss, compared to the prior year periods, driven primarily by significant increases in operating expenses as described above. The foregoing expectations are preliminary, unaudited, and subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements, and actual results may vary significantly from the foregoing expectations.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the expected adjustments and impacts to the Company’s financial statements, the expected revision to the valuation methodology with respect to the Sponsor Vesting Shares, the estimated amount and impact of the additional operating expenses related to electricity usage on the Company’s financial statements, expectations with respect to the Company’s internal control over financial reporting and disclosure controls and procedures, the Company’s expectations with respect to the results of operations for the three and nine months ended September 30, 2022, expectations with respect to the valuation methodology for the accounting of the private warrants and the impact on the Company’s financial statements, the potential for additional adjustments to the Company’s financial statements, expectations regarding reflection of the warrants issued to Trinity Capital in the financial statements, and the expected filing of the Q3 10-Q. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Form 10-Q for the quarter ended June 30, 2022, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rigetti assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Rigetti Computing, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/S/ BRIAN SEREDA
Name: Brian Sereda
Title: Chief Financial Officer